Via Edgar

December 17, 2015

United States Securities and Exchange Commission

Division of Corporation

Finance 100 F Street N.E.

Washington D.C. 20002

Re: Zonzia Media, Inc.

Registration Statement on Form S-1

File No: 333-204570

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Zonzia Media, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-204570), together with all exhibits and amendments thereto (the “Registration Statement”), which was originally filed with the Commission on May 29, 2015 and declared effective on October 2, 2015.

The Registrant has determined at this time not to proceed with the offering due to unfavorable market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registrant confirms that no securities have been or will be issued or sold pursuant to the Registration Statement.

The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for a contemplated future Form S-1 registration statement(s).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Please address any questions you may have to our counsel, William B. Barnett, Esq. of Barnett & Linn at (818) 436-6410.

Very truly yours,

By: __________________

Johnathan Adair, CEO